Mail Stop 3561
                                                             June 20, 2018

Via E-mail
Brian Jackson
Manager
Esoteric Brewing Company, LLC
3713 Charloe Ct.
Cincinnati, OH 45227

       Re:       Esoteric Brewing Company, LLC
                 Amendment No. 2 to the Offering Statement on Form 1-A Filed May 25, 2018
                 File No. 024-10830

Dear Mr. Jackson:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Please revise the offering table to include a footnote to the table disclosing the amount of expenses borne by you in connection with the offering. See Instruction 6 to Item 1(e) of
       Form 1-A.

2. Please indicate the disclosure format being followed. See Part II(a)(1) of Form 1-A.

Risk Factors, page 4

3. Please revise to address significant impacts to investors given your assumption that the
       LLC will be treated as a partnership for federal income tax consequences.
 Brian Jackson
Esoteric Brewing Company, LLC
June 20, 2018
Page 2

Use of Proceeds, page 10

4. Please revise to also clarify the use proceeds in the event you raise significantly less than the maximum in the "cost" column.

Description of the Units, page 17

5. Please revise to clarify the principal restrictions and procedures applicable to Series C holders who may seek to sell them or convert them to Series B.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
12

6. Please disclose your plan of operations, including significant milestones and approximate funding required.

Directors, Executive Officers, and Significant Employees, page 13

7. Please provide the name of the company where Brian Jackson is currently employed. See
       Item 10(c) of Form 1-A. Please also address where appropriate the extent to which his outside employment, including continued employment with a local brewery, could present material conflicts.

Index to the Exhibits, page 20

8. Please file your letter of intent with Paramount Square Master Tenant, LLC as an exhibit.
       See Item 17.B.6 of Form 1-A. Also, please file your contracts to purchase your brewing system and to purchase your architectural services as exhibits.

9. Please revise to include a currently dated consent of your independent accountants as an exhibit to the filing. Refer to Item 17(11) of Form 1-A.

Signatures, page 21

10. Please have your principal accounting officer and a majority of the members of your governing body sign the offering statement. See Instruction 1 to Signatures of Form 1-A.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Brian Jackson
Esoteric Brewing Company, LLC
June 20, 2018
Page 3

action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Linda Cvrkel at (202) 551-3813 or Craig Arakawa at (202) 551-3650 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any other questions.



                                                           Sincerely,

                                                           /s/ James Lopez
(for)

                                                           John Reynolds
                                                           Assistant Director
                                                           Office of Beverages,
Apparel, and
                                                           Mining
cc:    Anthony R. Robertson, Esq.
       Graydon